W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.
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April 23, 2018

VIA EDGAR SUBMISSION

EDGAR Operations Branch Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Teucrium Commodity Trust

Teucrium Corn Fund

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed are the filing materials for Teucrium Commodity Trust (the “Trust”). The enclosed Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form S-1 (the “Post-Effective Amendment”) is filed pursuant to the Securities Act of 1933, as amended (the “Act”). This Post-Effective Amendment is being filed electronically.

This Post-Effective Amendment relates to File No. 333- 210010. The Trust has recently filed registration statements for Teucrium Soybean Fund (File No. 333-223940), Teucrium Sugar Fund (File No. 333-223941), and Teucrium Agricultural Fund (File No. 333-223943) (collectively, the “Registration Statements”). The Trust received a “no-review” letter in connection with each of the Registration Statements.

The Post-Effective Amendment is a routine amendment and reflects certain changes made to conform the disclosure to language contained in the Registration Statements of the Trust’s other series, changes to the tax laws, and certain updated exhibits. The Trust will be requesting the Post-Effective Amendment be accelerated and declared effective at 9:00 a.m. Eastern time on April 30, 2018, or as soon thereafter as practicable.

If you have any questions on the foregoing, please do not hesitate to contact me at (212) 407-7715.

W. Thomas Conner
Shareholder*

WTC/BRH

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